Exhibit 99.2

Consent to be Named as a Director

In connection with the filing by Inter & Co, Inc. (the “Company”) of the Registration Statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), I hereby consent, pursuant to Rule 438 of the Securities Act, to being named as a nominee to the board of directors of the Company in the Registration Statement and any and all amendments and supplements thereto. I also consent to the filing of this consent as an exhibit to such Registration Statement and any amendments thereto. I further consent to the incorporation by reference of this consent into any registration statement or post-effective amendment filed pursuant to Rule 462(b) under the Securities Act relating to the Registration Statement.

Dated: April 15, 2021

/s/ Cristiano Henrique Vieira Gomes
Cristiano Henrique Vieira Gomes